Filed Pursuant to Rule 424(b)(5)
                                                  Registration Nos. 333-57886
                                                                    333-57886-01

           Prospectus Supplement to Prospectus dated April 30, 2001

                                                                      Ratings:
                                                       Standard & Poor's: "AAA"
                                                                Moody's: "Aaa"
                                                        (See "Ratings" herein)

                                  $55,000,000

[LOGO]
SAVANNAH
     ELECTRIC
A SOUTHERN COMPANY

Series D 5.50% Senior Insured Quarterly Notes (IQ Notes/SM*/) due November 15,
                                     2017

                               -----------------

Savannah Electric and Power Company will pay interest on the Series D Senior Notes on February 15, May 15, August 15 and November 15 of each year. The first payment will be made on February 15, 2003. The Series D Senior Notes are redeemable by Savannah Electric and Power Company on or after November 15, 2005. The Series D Senior Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

Payment of the principal of and interest on the Series D Senior Notes when due will be insured by a financial guaranty insurance policy to be issued by Ambac Assurance Corporation.

[LOGO] Ambac

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

                               -----------------

                                                          Per
                                                       Series D
                                                      Senior Note    Total
                                                      ----------- -----------
  Initial Public Offering Price(1)...................   100.00%   $55,000,000
  Underwriting Discounts and Commissions.............     2.40%   $ 1,320,000
  Net Proceeds, before expenses, to Savannah Electric
    and Power Company................................    97.60%   $53,680,000

                               -----------------

(1) The initial public offering price set forth above does not include accrued interest, if any. Interest on the Series D Senior Notes will accrue from the date the Series D Senior Notes are issued.

The underwriters expect to deliver the Series D Senior Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on November 7, 2002.
--------
*  IQ Notes is a service mark of Edward D. Jones & Co., L.P.

                               -----------------

Edward D. Jones & Co., L.P.
                                                            Wachovia Securities

          The date of this Prospectus Supplement is November 4, 2002

                                  THE COMPANY

   Savannah Electric and Power Company (the "Company") is a corporation organized under the laws of the State of Georgia on August 5, 1921. The Company has its principal office at 600 Bay Street, East, Savannah, Georgia 31401, telephone (912) 644-7171. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

   The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 2,000 square mile service area comprising the City of Savannah, Georgia and portions of the surrounding five-county area.

                        SELECTED FINANCIAL INFORMATION

   The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing herein, in the accompanying Prospectus or in the documents incorporated herein by reference.

                                                                                         Six
                                                                                       Months
                                                  Year Ended December 31,               Ended
                                        --------------------------------------------  June 30,
                                          1997     1998     1999     2000     2001      2002
                                        -------- -------- -------- -------- -------- -----------
                                                 (Thousands, except ratios)          (unaudited)
Operating Revenues..................... $226,277 $254,455 $251,594 $295,718 $283,852  $135,738
Earnings Before Interest and Income
  Taxes................................   53,380   52,833   49,569   52,020   49,029    20,926
Net Income After Dividends on Preferred
  Stock................................   23,847   23,644   23,083   22,969   22,063     8,837
Ratio of Earnings to Fixed Charges(1)..     4.16     4.17     3.23     3.24     3.12      2.97

                                                                      Capitalization
                                                                   As of June 30, 2002
                                                                 ------------------------------
                                                                       (unaudited)
                                                                  Actual     As Adjusted(2)
                                                                  --------   ------------------
                                                                 (Thousands, except percentages)
Common Stock Equity............................................. $175,672    $175,672    45.8%
Company Obligated Mandatorily Redeemable Preferred Securities of
  Subsidiary Trusts Holding Company Junior Subordinated Notes...   40,000      40,000    10.4
Senior Notes....................................................   75,000     100,000    26.1
Other Long-Term Debt............................................   65,807      67,685    17.7

                                                                  --------    --------   -----
   Total, excluding amounts due within one year................. $356,479    $383,357   100.0%

                                                                  ========    ========   =====

--------
(1) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Interest and Income Taxes" the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.

(2)Reflects (i) the borrowing in September 2002 of $25,000,000 under a variable rate revolving credit agreement which terminates September 6, 2005; (ii) the proposed redemption in December 2002 of $23,122,000 aggregate principal amount of First Mortgage Bonds, 7.40% Series due July 1, 2023; (iii) the proposed redemption in December 2002 of $30,000,000 aggregate principal amount of Series A 6 5/8% Senior Retail Intermediate Bonds due March 17, 2015; and (iv) the issuance of the Series D Senior Notes offered hereby.

                                USE OF PROCEEDS

   The proceeds from the sale of the Series D Senior Notes will be used by the Company to redeem in December 2002 $23,122,000 outstanding aggregate principal amount of its First Mortgage Bonds, 7.40% Series due July 1, 2023 and $30,000,000 outstanding aggregate principal amount of its Series A 6 5/8% Senior Retail Intermediate Bonds due March 17, 2015 and for general corporate purposes.

                         RECENT RESULTS OF OPERATIONS

   For the nine months ended September 30, 2002, "Operating Revenues," "Earnings Before Interest and Income Taxes" and "Net Income After Dividends on Preferred Stock" were $232,709,000, $45,047,000 and $21,985,000, respectively.
In the opinion of the management of the Company, the above amounts for the nine months ended September 30, 2002 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the nine months ended September 30, 2002 was 4.23.

                   DESCRIPTION OF THE SERIES D SENIOR NOTES

   Set forth below is a description of the specific terms of the Series D 5.50% Senior Insured Quarterly Notes due November 15, 2017 (the "Series D Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of March 1, 1998, as supplemented (the "Senior Note Indenture"), between the Company and The Bank of New York, as trustee (the "Senior Note Indenture Trustee").

General

   The Series D Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series D Senior Notes will initially be issued in the aggregate principal amount of $55,000,000. The Company may, without the consent of the holders of the Series D Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Series D Senior Notes. Any additional notes having such similar terms, together with the Series D Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

   The entire principal amount of the Series D Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on November 15, 2017. The Series D Senior Notes are not subject to any sinking fund provision. The Series D Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

Interest

   Each Series D Senior Note shall bear interest at the rate of 5.50% per annum (the "Securities Rate") from the date of original issuance, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year to the person in whose name such Series D Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial interest payment date is February 15, 2003. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series D Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

Ranking

   The Series D Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking pari passu with all other unsecured and unsubordinated obligations of the Company. The Series D Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $63,000,000 outstanding at June 30, 2002. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

Optional Redemption

   The Company shall have the right to redeem the Series D Senior Notes, in whole or in part, without premium, from time to time, on or after November 15, 2005, upon not less than 30 nor more than 60 days' notice, at a redemption price (the "Redemption Price") equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the date of redemption (the "Redemption Date").

   If notice of redemption is given as aforesaid, the Series D Senior Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Series D Senior Notes shall cease to bear interest. If any Series D Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at the Securities Rate. See "Description of the Senior Notes--Events of Default" in the accompanying Prospectus.

   Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series D Senior Notes by tender, in the open market or by private agreement.

Events of Default

   In addition to the Events of Default (as defined in the Senior Note Indenture) described under "Description of the Senior Notes" in the accompanying Prospectus, the occurrence and continuance of an event of default under the Insurance Agreement (as defined under "The Policy and the Insurer") shall also constitute an Event of Default with respect to the Series D Senior Notes. An event of default under the Insurance Agreement includes a default by the Company on certain payment obligations thereunder, failure by the Company in the observance of certain representations and covenants thereunder and certain bankruptcy events of the Company.

Special Insurance Provisions of the Senior Note Indenture

   Subject to the provisions of the Senior Note Indenture, so long as the Insurer is not in default under the Policy (each as defined herein), the Insurer shall be entitled to control and direct the enforcement of all rights and remedies with respect to the Series D Senior Notes upon the occurrence and continuation of an Event of Default.

Book-Entry Only Issuance--The Depository Trust Company

   The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series D Senior Notes. The Series D Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global Series D Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series D Senior Notes, and will be deposited with DTC.

   DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and, together with the Direct Participants, the "Participants"). The DTC rules applicable to its Participants are on file with the Securities and Exchange Commission (the "Commission"). More information about DTC can be found at www.dtcc.com.

   Purchases of Series D Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series D Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series D Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series D Senior Notes. Transfers of ownership interests in the Series D Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series D Senior Notes, except in the event that use of the book-entry system for the Series D Senior Notes is discontinued.

   To facilitate subsequent transfers, all Series D Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series D Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series D Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series D Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Redemption notices shall be sent to DTC. If less than all of the Series D Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series D Senior Notes in accordance with its procedures.

   Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Although voting with respect to the Series D Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will itself consent or vote with respect to Series D Senior Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series D Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

   Payments on the Series D Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Company or the Senior Note Indenture

Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC, its nominee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

   Except as provided herein, a Beneficial Owner of a global Series D Senior Note will not be entitled to receive physical delivery of Series D Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series D Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series D Senior Note.

   DTC may discontinue providing its services as securities depositary with respect to the Series D Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series D Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series D Senior Notes. In that event, certificates for the Series D Senior Notes will be printed and delivered to the holders of record.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                          THE POLICY AND THE INSURER

   The information set forth in this section has been provided by Ambac Assurance Corporation (the "Insurer"). No representation is made by the Company or the Underwriters as to the accuracy or completeness of any such information.

The Policy

   The Insurer and the Company will enter into an insurance agreement (the "Insurance Agreement") pursuant to which the Insurer will issue a financial guaranty insurance policy relating to the Series D Senior Notes (the "Policy"), the form of which is attached to this Prospectus Supplement as Appendix A. The following summary of the terms of the Policy does not purport to be complete and is qualified in its entirety by reference to the Policy.

   The Insurer has made a commitment to issue the Policy effective as of the date of issuance of the Series D Senior Notes. Under the terms of the Policy, the Insurer will pay to The Bank of New York, in New York, New York, or any successor thereto (the "Insurance Trustee") that portion of the principal of and interest on the Series D Senior Notes which shall become Due for Payment but shall be unpaid by reason of Nonpayment (as such terms are defined in the Policy) by the Company. The Insurer will make such payments to the Insurance Trustee on the later of the date on which such principal and interest becomes Due for Payment or within one business day following the date on which the Insurer shall have received notice of Nonpayment from the Senior Note Indenture Trustee. The insurance will extend for the term of the Series D Senior Notes and, once issued, cannot be canceled by the Insurer.

   The Policy will insure payment only on the stated maturity date, in the case of principal, and on interest payment dates, in the case of interest. In the event of any acceleration of the principal of the Series D Senior

Notes, the insured payments will be made at such times and in such amounts as would have been made had there not been an acceleration.

   In the event the Senior Note Indenture Trustee has notice that any payment of principal of or interest on a Series D Senior Note which has become Due for Payment and which is made to a holder by or on behalf of the Company has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such registered owner will be entitled to payment from the Insurer to the extent of such recovery if sufficient funds are not otherwise available.

   The Policy does not insure any risk other than Nonpayment. Specifically, the Policy does not cover:

    1. payment on acceleration, as a result of a call for redemption or as a result of any other advancement of maturity.

    2. payment of any redemption, prepayment or acceleration premium.

    3. nonpayment of principal or interest caused by the insolvency or negligence of the Senior Note Indenture Trustee.

   If it becomes necessary to call upon the Policy, payment of principal requires surrender of Series D Senior Notes to the Insurance Trustee together with an appropriate instrument of assignment so as to permit ownership of such Series D Senior Notes to be registered in the name of the Insurer to the extent of the payment under the Policy. Payment of interest pursuant to the Policy requires proof of holder entitlement to interest payments and an appropriate assignment of the holder's right to payment to the Insurer.

   Upon payment of the insurance benefits and to the extent the Insurer makes payments of principal of or interest on the Series D Senior Notes, the Insurer will become the owner of such Series D Senior Note or the right to payment of principal or interest on such Series D Senior Note and will be fully subrogated to the surrendering holder's rights to payment.

The Insurer

   The Insurer is a Wisconsin-domiciled stock insurance corporation regulated by the office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the Territory of Guam. The Insurer primarily insures newly issued municipal and structured finance obligations. The Insurer is a wholly-owned subsidiary of Ambac Financial Group, Inc. (formerly AMBAC Inc.), a 100% publicly-held company. Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Credit Markets Services, a division of the McGraw-Hill Companies, Inc. ("S&P"), and Fitch Ratings have each assigned a triple-A financial strength rating to the Insurer.

   The consolidated financial statements of the Insurer and subsidiaries as of December 31, 2001 and December 31, 2000, and for each of the years in the three-year period ended December 31, 2001, prepared in accordance with accounting principles generally accepted in the United States of America, included in the Annual Report on Form 10-K of Ambac Financial Group, Inc. (which was filed with the Commission on March 26, 2002, Commission File
Number 1-10777), the unaudited consolidated interim financial statements of the Insurer and its subsidiaries as of March 31, 2002 and for the periods ending March 31, 2002 and March 31, 2001 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. (filed with the Commission on May 13, 2002); as of June 30, 2002 and for the periods ending June 30, 2002 and June 30, 2001 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. (filed with the Commission on August 14, 2002); and Current Reports on Form 8-K of Ambac Financial Group, Inc. filed with the Commission on January 25, 2002, April 18, 2002, July 19, 2002, August 14, 2002 and October 17, 2002, as such current reports related to the Insurer, are hereby incorporated by reference into this Prospectus Supplement and shall be deemed to be a part hereof. Any statement contained in a document incorporated herein by reference shall be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

   All financial statements of the Insurer and its subsidiaries included in documents filed by Ambac Financial Group, Inc. with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Series D Senior Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing such financial statements.

   The following table sets forth the capitalization of the Insurer and subsidiaries as of December 31, 2000, December 31, 2001 and September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

                 Ambac Assurance Corporation and Subsidiaries
                       Consolidated Capitalization Table
                             (Dollars in Millions)

                                           December 31, December 31, September 30,
                                               2000         2001         2002
                                           ------------ ------------ -------------
                                                                      (unaudited)
Unearned premiums.........................    $1,556       $1,790       $1,936
Other liabilities.........................       581          973        1,702

                                              ------       ------       ------
   Total liabilities......................     2,137        2,763        3,638

                                              ------       ------       ------
Stockholder's equity:
  Common Stock............................        82           82           82
  Additional paid-in capital..............       760          928          922
  Accumulated other comprehensive income..        82           81          273
  Retained earnings.......................     2,002        2,386        2,708

                                              ------       ------       ------
Total stockholder's equity................     2,926        3,477        3,985

                                              ------       ------       ------
Total liabilities and stockholder's equity    $5,063       $6,240       $7,623

                                              ======       ======       ======

   For additional financial information concerning the Insurer, see the audited financial statements of the Insurer incorporated by reference herein. Copies of the financial statements of the Insurer incorporated herein by reference and copies of the Insurer's annual statement for the year ended December 31, 2001 prepared in accordance with statutory accounting standards are available, without charge, from the Insurer. The address of the Insurer's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York 10004 and (212) 668-0340.

   The Insurer makes no representation regarding the Series D Senior Notes or the advisability of investing in the Series D Senior Notes and makes no representation regarding, nor has it participated in the preparation of, this Prospectus Supplement other than the information supplied by the Insurer and presented under this heading "The Policy and the Insurer" and in the financial statements incorporated herein by reference.

                                    RATINGS

   It is anticipated that S&P and Moody's will assign the Series D Senior Notes the ratings set forth on the cover page hereof conditioned upon the issuance and delivery by the Insurer at the time of delivery of the Series D Senior Notes of the Policy, insuring the timely payment of the principal of and interest on the Series D Senior Notes. Such ratings reflect only the views of such rating agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; Standard & Poor's, 25 Broadway, New York, New York 10004. There is no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by said rating agencies if, in their judgment, circumstances warrant. Neither the Company nor any Underwriter has undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Series D Senior Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Series D Senior Notes.

   At present, each of such rating agencies maintains four categories of investment grade ratings. They are for S&P--AAA, AA, A and BBB and for Moody's--Aaa, Aa, A and Baa. S&P defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                    EXPERTS

   The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, incorporated by reference herein, have been audited by Arthur Andersen LLP ("Andersen"), independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

   On March 28, 2002, the Board of Directors of Southern, upon recommendation of its Audit Committee, decided not to engage Andersen as the Company's principal public accountants and engaged Deloitte & Touche LLP to serve as the Company's principal public accountants for fiscal year 2002.

   The consolidated financial statements of the Insurer, Ambac Assurance Corporation and subsidiaries, as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, are incorporated by reference in this Prospectus Supplement and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this Prospectus Supplement, and upon the authority of said firm as experts in accounting and auditing.

                                 UNDERWRITING

   Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below and each of the Underwriters severally has agreed to purchase the principal amount of Series D Senior Notes set forth opposite its name below:

                                                    Principal
                                                    Amount of
                                                     Series D
                    Name                           Senior Notes
                    ----                           ------------
                    Edward D. Jones & Co., L.P.... $49,500,000
                    Wachovia Securities, Inc...... $ 5,500,000

                                                   -----------
                      Total....................... $55,000,000

                                                   ===========

   The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series D Senior Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the Series D Senior Notes if any are taken.

   The Underwriters propose initially to offer all or part of the Series D Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .240% of the principal amount of the Series D Senior Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .150% of the principal amount of the Series D Senior Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

   The underwriting discounts and commissions to be paid to the Underwriters by the Company with this offering will be 2.40% per Series D Senior Note, for a total of $1,320,000. In addition, the Company estimates that it will incur other offering expenses of approximately $675,000, which includes the initial premium for the Policy.

   In order to facilitate the offering of the Series D Senior Notes, the Underwriters or their affiliates may engage in transactions that stabilize, maintain or otherwise affect the price of the Series D Senior Notes. Specifically, the Underwriters or their affiliates may over-allot in connection with this offering, creating short positions in the Series D Senior Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Series D Senior Notes, the Underwriters or their affiliates may bid for, and purchase Series D Senior Notes in the open market. Finally, the Underwriters or their affiliates may reclaim selling concessions allowed to an underwriter or dealer for distributing Series D Senior Notes in this offering, if the Underwriters or their affiliates repurchase previously distributed Series D Senior Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series D Senior Notes above independent market levels. The Underwriters or their affiliates are not required to engage in these activities, and may end any of these activities at any time.

   Neither the Company nor any Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series D Senior Notes. In addition, neither the Company nor any Underwriter makes any representation that such transactions will be engaged in or that such transactions, once commenced, will not be discontinued without notice.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

   The Underwriters and their affiliates engage in transactions with and perform services for the Company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company or its affiliates.

   The Series D Senior Notes will not have an established trading market when issued. There can be no assurance of a secondary market for the Series D Senior Notes or the continued liquidity of such market if one develops. It is not anticipated that the Series D Senior Notes will be listed on any securities exchange.

[SPECIMEN]


[AMBAC Logo]
Financial Guaranty Insurance Policy           Ambac Assurance Corporation
                                              One State Street Plaza, 15th Floor
                                              New York, New York 10004
                                              Telephone: (212) 668-0340

Obligor:                                      Policy Number:

Obligations:                                  Premium:

Ambac Assurance Corporation (Ambac), a Wisconsin stock insurance corporation, in consideration of the payment of the premium and subject to the terms of this Policy, hereby agrees to pay to The Bank of New York, as trustee, or its successor (the "Insurance Trustee"), for the benefit of the Holders, that portion of the principal of and interest on the above-described obligations (the "Obligations") which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Obligor.

Ambac will make such payments to the Insurance Trustee within one (1) business day following written notification to Ambac of Nonpayment. Upon a Holder's presentation and surrender to the Insurance Trustee of such unpaid Obligations or related coupons, uncanceled and in bearer form and free of any adverse claim, the Insurance Trustee will disburse to the Holder the amount of principal and interest which is then Due for Payment but is unpaid. Upon such disbursement, Ambac shall become the owner of the surrendered Obligations and/or coupons and shall be fully subrogated to all of the Holder's rights to payment thereon.

In cases where the Obligations are issued in registered form, the Insurance Trustee shall disburse principal to a Holder only upon presentation and surrender to the Insurance Trustee of the unpaid Obligation, uncanceled and free of any adverse claim, together with an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee duly executed by the Holder or such Holder's duly authorized representative, so as to permit ownership of such Obligation to be registered in the name of Ambac or its nominee. The Insurance Trustee shall disburse interest to a Holder of a registered Obligation only upon presentation to the Insurance Trustee of proof that the claimant is the person entitled to the payment of interest on the Obligation and delivery to the Insurance Trustee of an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee, duly executed by the Holder or such Holder's duly authorized representative, transferring to Ambac all rights under such Obligation to receive the interest in respect of which the insurance disbursement was made. Ambac shall be subrogated to all of the Holders' rights to payment on registered Obligations to the extent of any insurance disbursements so made.

In the event that a trustee or paying agent for the Obligations has notice that any payment of principal of or interest on an Obligation which has become Due for Payment and which is made to a Holder by or on behalf of the Obligor has been deemed a preferential transfer and theretofore recovered from the Holder pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such Holder will be entitled to payment from Ambac to the extent of such recovery if sufficient funds are not otherwise available.

As used herein, the term "Holder" means any person other than (i) the Obligor or
(ii) any person whose obligations constitute the underlying security or source of payment for the Obligations who, at the time of Nonpayment, is the owner of an Obligation or of a coupon relating to an Obligation. As used herein, "Due for Payment", when referring to the principal of Obligations, is when the scheduled maturity date or mandatory redemption date for the application of a required sinking fund installment has been reached and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by application of required sinking fund installments), acceleration or other advancement of maturity; and, when referring to interest on the Obligations, is when the scheduled date for payment of interest has been reached. As used herein, "Nonpayment" means the failure of the Obligor to have provided sufficient funds to the trustee or paying agent for payment in full of all principal of and interest on the Obligations which are Due for Payment.

This Policy is noncancelable. The premium on this Policy is not refundable for any reason, including payment of the Obligations prior to maturity. This Policy does not insure against loss of any prepayment or other acceleration payment which at any time may become due in respect of any Obligation, other than at the sole option of Ambac, nor against any risk other than Nonpayment.

In witness whereof, Ambac has caused this Policy to be affixed with a facsimile of its corporate seal and to be signed by its duly authorized officers in facsimile to become effective as its original seal and signatures and binding upon Ambac by virtue of the countersignature of its duly authorized representative.

                            [CORPORATE SEAL GRAPHIC]

[SIGNATURE]                              [SIGNATURE]
President                                Secretary

Effective Date:                          Authorized Representative
                                         [SIGNATURE]
THE BANK OF NEW YORK acknowledges        Authorized Officer of Insurance Trustee
that it has agreed to perform the
duties of Insurance Trustee under
this Policy.

Form No.: 2B-0012 (1/01)

================================================================================

                                 -------------

                               TABLE OF CONTENTS

                                 -------------

                                                              Page
                                                              ----
                             Prospectus Supplement
             The Company.....................................  S-2
             Selected Financial Information..................  S-2
             Use of Proceeds.................................  S-2
             Recent Results of Operations....................  S-3
             Description of the Series D Senior Notes........  S-3
             The Policy and the Insurer......................  S-6
             Ratings.........................................  S-8
             Experts.........................................  S-9
             Underwriting.................................... S-10
             Appendix A -- Form of Policy....................  A-1

                                  Prospectus
             About this Prospectus...........................    2
             Available Information...........................    2
             Incorporation of Certain Documents by
             Reference.......................................    2
             Selected Information............................    4
             Savannah Electric and Power Company.............    5
             The Trust.......................................    5
             Accounting Treatment of the Trust...............    5
             Use of Proceeds.................................    6
             Description of the Senior Notes.................    6
             Description of the Junior Subordinated Notes....    9
             Description of the Preferred Securities.........   15
             Description of the Guarantee....................   15
             Relationship Among the Preferred Securities, the
               Junior Subordinated Notes and the
               Guarantee.....................................   17
             Plan of Distribution............................   19
             Legal Matters...................................   19
             Experts.........................................   20

                                  $55,000,000

[LOGO]
SAVANNAH
     ELECTRIC
A SOUTHERN COMPANY
                    [GULF POWER COMPANY LOGO APPEARS HERE]

Series D 5.50% Senior Insured Quarterly Notes (IQ Notes/ SM/) due November 15,
                                     2017

                                 -------------

                             PROSPECTUS SUPPLEMENT

                                 -------------

                          Edward D. Jones & Co., L.P.
                              Wachovia Securities

                               November 4, 2002
================================================================================